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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

The Cronos Group

(Name of Issuer)

Common Shares

(Title of Class of Securities)

L20708100

(CUSIP Number)

October 6, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. L20708100

1.	Name of Reporting Person: GM Investment & Co Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 640,000 (See Item 4).

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 640,000 (See Item 4).

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 640,000 (See Item 4).

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.61%(1) (See Item 4).

12.	Type of Reporting Person: CO

(1)	Based on 7,439,997 common shares of the Issuer currently outstanding.

13G
CUSIP No. L20708100

1.	Name of Reporting Person: GML Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 640,000 (See Item 4).

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 640,000 (See Item 4).

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 640,000 (See Item 4).

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.61%(1) (See Item 4).

12.	Type of Reporting Person: CO

(1)	Based on 7,439,997 common shares of the Issuer currently outstanding.

Item 1.
(a)	Name of Issuer The Cronos Group

(b)	Address of Issuer’s Principal Executive Offices

5, rue Guillaume Kroll, L-1882 Luxembourg
Item 2.
(a)	Name of Person Filing
(i)	GM Investment & Co Limited

(ii)	GML Limited
(b)	Address of Principal Business Office or, if none, Residence
(i)	Suite 975, Europort, PO Box 714, Gibraltar

(ii)	Suite 975, Europort, PO Box 714, Gibraltar
(c)	Citizenship
(i)	Gibraltar

(ii)	Gibraltar
(d)	Title of Class of Securities

Common Shares, par value $2.00 per share.
(e)	CUSIP Number L20708100
Item 3.       If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)
Item 4.      Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
GM Investment & Co Limited, a company incorporated in Gibraltar (“GMI”) beneficially owns 640,000 common shares of The Cronos Group (the “Issuer”). GMI’s sole member is GML Limited, a company incorporated in Gibraltar (“GML”). By reason of the relationship between GMI and GML, GML may be deemed to beneficially own the 640,000 common shares of the Issuer held directly by GMI. GML does not directly own any common shares of the Issuer.
(b)	Percent of class:
Each of GM and GMI may be deemed to beneficially own 8.61% of the outstanding common of the Issuer (see (a) above), based on 7,439,997 common shares of the Issuer currently outstanding.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 640,000 shares of Common Stock (see (a) and (b) above).

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 640,000 shares of Common Stock (see (a) and (b) above).

(iv)	Shared power to dispose or to direct the disposition of: 0.
Item 5.       Ownership of Five Percent or Less of a Class
     Not applicable.
Item 6.       Ownership of More than Five Percent on Behalf of Another Person
     Not applicable.

Item 7.       Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not applicable.
Item 8.      Identification and Classification of Members of the Group
     Not applicable.
Item 9.     Notice of Dissolution of Group
     Not applicable.
Item 10.     Certification
     By signing below each reporting person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of The Cronos Group and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Signature page follows.]

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each reporting person certifies that the information set forth in this statement is true, complete and correct.

Date: December 12, 2005	GM INVESTMENT & CO LIMITED
	By:	Arton Consult Limited
	Its:	Director

By:	/s/ Nicholas P. Keeling
Name:	Nicholas P. Keeling
Its:	Director

Date: December 12, 2005	GML LIMITED
	By:	Arton Consult Limited
	Its:	Director

By:	/s/ Nicholas P. Keeling
Name:	Nicholas P. Keeling
Its:	Director

Exhibit Index
1	Joint Filing Agreement